Exhibit 99.1

SCHEDULE “A”

HUDBAY MINERALS INC.
$150 Million Bought Deal

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces and territories of Canada.  There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered.  Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Issuer:	HudBay Minerals Inc. (the “Company”).

Amount:	Treasury offering of 18,200,000 common shares in the capital of the Company (the “Common Shares”), before giving effect to the Over-Allotment Option (defined below).

Price:	$8.25 per Common Share (the “Issue Price”).

Gross Proceeds:	$150,150,000 before giving effect to the Over-Allotment Option.

Over-Allotment Option:

The Company will grant the Underwriters an option (the “Over-Allotment Option”) to purchase up to such number of additional Common Shares as is equal to 15% of the number of Common Shares sold under the Offering to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option shall be exercisable, in whole or in part, on or after the Closing Date and for a period of 30 days thereafter at the Issue Price per Common Share.

Use of Proceeds:	The net proceeds of the offering are intended to be used for general corporate purposes, including providing the Company the flexibility to pursue opportunities to advance its growth strategy.

Form of Offering:

Bought deal by way of a short form prospectus in all provinces and territories of Canada. The Common Shares will also be sold to U.S. buyers who are institutional accredited investors pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “1933 Act”), and other jurisdictions outside of Canada provided that no prospectus filing or comparable obligation arises.

Eligibility:	Eligible for RRSPs, RRlFs, RESPs, TFSAs, RDSPs and DPSPs in Canada.

Closing Date:	On or about January 30, 2014 (the “Closing Date”) or such other date as the Company and Underwriters may agree.